

August 3, 2010

Mr. Rakesh Malhotra
Chief Financial Officer
Infrastructure Materials Corp.
1135 Terminal Way, Suite 207B
Reno, NV 89502

> **Re: Infrastructure Materials Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed September 28, 2009**
> **Response letter dated June 22, 2010**
> **File No. 0-52641**

Dear Mr. Malhotra:

We have reviewed your filing and response letter dated June 22, 2010 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

Notes to the Consolidated Financial Statements

Note 5 Issuance of Common Shares and Warrants, page 64

1.   Your response to comment number one from our letter dated May 26, 2010 provides a history of salient transactions and events. So that we may better understand these transactions, please provide us the journal entries made to record all aspects of the transactions and events listed (i.e. the underlying financing transactions and associated warrant issuances). Further, it continues to appear to us, based on your responses, that additional value was conveyed to your warrant holders as a result of the warrant modifications. Notwithstanding the literature you have referenced in your responses, please tell us why you continue to believe the conveyance of additional value did not result in an accounting consequence.

<u>Closing Comments</u>

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief